UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, December 4, 2023 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including November 27 through December 1, 2023, Seadrill purchased a total of 724,037 shares at an average price of $44.43 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
27 Nov. 2023	OSE	10,772	43.14	464,669
27 Nov. 2023	NYSE	73,217	42.49	3,110,661
28 Nov. 2023	OSE	20,564	44.92	923,782
28 Nov. 2023	NYSE	150,207	44.97	6,754,133
29 Nov. 2023	OSE	21,000	45.16	948,342
29 Nov. 2023	NYSE	103,474	44.90	4,646,003
30 Nov. 2023	OSE	21,400	44.45	951,138
30 Nov. 2023	NYSE	178,768	44.48	7,951,779
1 Dec. 2023	OSE	10,775	44.71	481,769
1 Dec. 2023	NYSE	133,860	44.33	5,934,174
Period total	OSE	84,511	44.61	3,769,700
	NYSE	639,526	44.40	28,396,751
	Total	724,037	44.43	32,166,451
Previously disclosed totals (accumulated)	OSE	673,120	42.90	28,879,594
	NYSE	4,309,163	42.74	184,185,554
	Total	4,982,283	42.76	213,065,148
Program total	OSE	757,631	43.09	32,649,294
	NYSE	4,948,689	42.96	212,582,305
	Total	5,706,320	42.98	245,231,599

The issuer’s holding of own shares: 5,706,320

Following the completion of the above transactions, Seadrill Limited owned a total of 5,706,320 of its own shares, corresponding to 7.14% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2023	SEADRILL LIMITED

	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.